Filed Pursuant to Rule 253(g)(2)
File No. 024-10716

1st stREIT OFFICE INC.

SUPPLEMENT NO. 3 DATED JANUARY 24, 2019
TO THE OFFERING CIRCULAR DATED SEPTEMBER 27, 2018

This document supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated September 27, 2018 and filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its post-qualification amendment that was qualified by the SEC on September 27, 2018 (the “Offering Circular”), as previously supplemented.

The purpose of this supplement is to disclose the completion of an acquisition of assets.

Completion of Acquisition of Assets.

On January 18, 2019, the Company, through 1SO Midtown Carmel, LLC, a wholly-owned subsidiary of 1st stREIT Office Operating Partnership (the “Operating Partnership”), completed the acquisition of the Allied Solutions Building (the “Allied Property”), an approximately 142,000-square-foot-mixed use office and retail property, with an associated parking garage, located in Carmel, Indiana. The main terms of the acquisition were previously disclosed in the Current Report on Form 1-U filed by the Company with the Securities and Exchange Commission on December 26, 2018. The Allied Property is a newly constructed Class A building, and is part of the greater Midtown Carmel redevelopment project. The Allied Property is approximately 87% leased to two tenants: (i) 108,000 square feet leased until 2030 to Allied Solutions, LLC, an independently operating subsidiary of Securian Financial Group and one of the largest providers of insurance, lending and marketing products to banks and credit unions, and (ii) approximately 15,750 square feet leased until 2029 to the F.C. Tucker Company, the largest independent real estate firm in the state of Indiana.

The purchase price for the Allied Property, excluding closing costs, credits and prorations, was approximately $32 million, which the Company funded using a combination of (i) an unsecured loan from Tryperion Partners, LLC, the Company’s sponsor, to the Operating Partnership, in accordance with the general terms outlined in the Offering Circular, which the Company intends to repay from future offering proceeds, and (ii) a 10-year loan, secured by the Allied Property, with a principal amount of $17,600,000 and an interest rate of 4.485%.